SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

PCCW Limited
 (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1. Announcement dated July 17, 2003.

2. Announcement dated July 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 21, 2003	By:	(Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary

ITEM 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not for release in or into the United States, Canada, Australia or Japan.

PLACING OF EXISTING SHARES AND
SUBSCRIPTION FOR NEW SHARES

On July 17, 2003, the Vendor and the Company entered into the Placing Agreement with Citigroup Global Markets, pursuant to which Citigroup Global Markets will purchase or procure purchasers to acquire and the Vendor will sell 715,000,000 existing Shares at a price of HK$4.40 per Share. The Shares to be placed represent approximately 15.36% of the existing issued share capital of the Company of 4,653,754,074 Shares and approximately 13.32% of the Company’s issued share capital as enlarged by the subscription and issue of 715,000,000 New Shares (see below). On the same day, the Company and the Vendor entered into the Subscription Agreement, pursuant to which the Vendor has conditionally agreed to subscribe for 715,000,000 New Shares.

The net proceeds from the Subscription are estimated to be approximately HK$3,060 million. The aggregate expenses relating to this offering amount to approximately HK$86 million, including commissions, professional fees and other ancillary expenses. It is the intention of the Company to use the net proceeds from the Subscription for debt repayment purposes.

At the request of the Company, the Shares were suspended from trading on the Stock Exchange from 9:30 a.m. on July 17, 2003 and application has been made to the Stock Exchange for resumption of trading from 9:30 a.m. on July 18, 2003.

PLACING UNDER THE PLACING AGREEMENT DATED JULY 17, 2003

Vendor and Concert Parties

Pacific Century Regional Developments Limited, a company incorporated in Singapore with limited liability which is indirectly controlled by Li Tzar Kai, Richard, Executive Director and Chairman of the Company. As at the date of the Placing Agreement, Pacific Century Regional Developments Limited holds 1,526,773,302 Shares, representing 32.81% of the existing issued share capital of the Company (which comprises 4,653,754,074 Shares).

The Vendor and its concert parties, including Pacific Century Diversified Limited and Pacific Century Group Holdings Limited, collectively hold 1,703,609,012 Shares, representing 36.61% of the existing issued share capital of the Company and are parties acting in concert for the purposes of the Takeovers Code.

Placing Agent

Citigroup Global Markets Asia Limited. The Placing is fully underwritten by Citigroup Global Markets. Citigroup Global Markets is currently not a connected person under the Listing Rules for the purposes of this transaction.

Number of Placing Shares

715,000,000 Shares, representing approximately 15.36% of the existing issued share capital of the Company of 4,653,754,074 Shares, and approximately 13.32% of the issued share capital of the Company as enlarged by the Subscription.

Placing Price

The Placing Price of HK$4.40 per Share was arrived at after arm’s length negotiations between the Company, the Vendor and Citigroup Global Markets. It represents a discount of approximately 9.3% to the closing price of HK$4.85 per Share quoted on the Stock Exchange on July 16, 2003, the latest trading day prior to the date of the Placing Agreement and a discount of approximately 9.1% to the average closing price of the Shares of approximately HK$4.84 per Share over the last five consecutive trading days up to and including July 16, 2003. The net placing price after deduction of expenses and commissions is estimated at approximately HK$4.28 per Share.

Rights

The Placing Shares will be sold free of any liens, charges, encumbrances, claims, options and third party rights. The placees, or Citigroup Global Markets if it elects to take up any Placing Shares, will receive all dividends and distributions declared, made or paid after the date of the Placing Agreement.

Independence of placees

The placees will be third parties independent from and not parties acting in concert with the directors, chief executive or substantial shareholders of the Company or any of their respective associates (as defined in the Listing Rules). It is expected that there will be over six placees who will be (i) professional and institutional investors which term generally includes brokers, dealers and companies (including fund managers), whose ordinary business involves dealing in shares and other securities; (ii) corporate entities which regularly invest in shares and other securities; and (iii) individuals.

Citigroup Global Markets is currently not a connected person under the Listing Rules for the purposes of this transaction.

Completion of the Placing

Completion of the Placing is expected to take place on July 21, 2003, or such other time or date as may be agreed by the Vendor and Citigroup Global Markets.

Conditions

The obligations of Citigroup Global Markets to proceed to completion is conditional upon the occurrence of certain events, including:

(i)	the entering into of the Subscription Agreement (this condition has been satisfied);

(ii)	dealings in the Shares on the Stock Exchange resuming (following suspension on July 17, 2003) no later than July 18, 2003 and, subsequent thereto, listing of or dealings in any of the Shares on the Stock Exchange not having been suspended at any time prior to completion;

(iii)	there not having come to the attention of Citigroup Global Markets at any time prior to completion

	(A)	any material breach of, or any event rendering untrue or incorrect in any material respect, any of the representations, warranties or undertakings of the Company or the Vendor set out in the Placing Agreement; or

	(B)	any breach of, or failure to perform, any of the other obligations of the Company or the Vendor which are required to be performed at or before completion; and

(iv)	there not having occurred and come to the attention of Citigroup Global Markets at any time prior to completion

	(A)	any suspension or limitation of trading in securities generally on the Stock Exchange or the New York Stock Exchange, Inc. or the establishment of minimum prices on the Stock Exchange or the New York Stock Exchange, Inc.; or

	(B)	the declaration of a banking moratorium in Hong Kong or by Federal or New York State authorities in the United States; or

	(C)	any change in local or international financial, political, military, economic or market (including stock market) conditions or currency exchange rates or exchange controls including, without limitation, any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis; or

(D)	any adverse announcement, determination or ruling of any governmental or other regulatory body (including delay in approval of this Announcement or any other relevant announcement by any relevant stock exchange), which (or the effect of which) would (in any case mentioned in (B), (C) or (D) above), in the sole judgment of Citigroup Global Markets, make it impracticable or inadvisable to proceed with the Placing.

In the case of the condition set out in (iv)(D) above, such condition was provided to protect the interests of the parties to the Placing Agreement in the event of any unforeseen significant delay in the completion of the Placing according to the scheduled timeframe. As far as this Announcement is concerned, the condition has been satisfied by its publication. No such further announcements are contemplated as the Placing is expected to be completed on July 21, 2003.

Lock-up

The Vendor has undertaken to Citigroup Global Markets that (with the exception of the sale of the Placing Shares pursuant to the Placing Agreement and other transfers of Shares in fulfillment of rights subsisting at the date of the Placing Agreement) from the date of the Placing Agreement and on or prior to the date being six months after the date of the Placing Agreement it will not, and will procure that none of its nominees and companies controlled by it (whether individually or together and whether directly or indirectly) will (without the prior written consent of Citigroup Global Markets) (i) offer, issue, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (excluding the Placing Shares) or any interests therein or any securities convertible into or exercisable or exchangeable for any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

The Company has undertaken to Citigroup Global Markets that (except for:

(i)	the New Shares to be allotted and issued to the subscribers named in the Subscription Agreement;

(ii)	any Shares or other securities or rights issued or granted to shareholders by way of bonus or under any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its Articles of Association, the exercise of all existing and future employee share options granted by the Company from time to time and shares issued under any employee share award scheme of the Company from time to time or on the exercise of any other rights existing at the date of the Placing Agreement; and

(iii)	further options granted under existing share schemes)

from the date of the Placing Agreement and on and prior to the date being six months after the date of the Placing Agreement it will not (without the prior written consent of Citigroup Global Markets):

(i)	allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for any Shares or interest in Shares;

(ii)	agree (conditionally or unconditionally) to enter into or effect any such transaction described in (i) above; or

(iii)	announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

The Placing Agreement does not stipulate criteria for granting or withholding any such consent by Citigroup Global Markets and Citigroup Global Markets would have regard to normal considerations relating to interests of investors.

SUBSCRIPTION UNDER THE SUBSCRIPTION AGREEMENT DATED JULY 17, 2003

Subscriber

The Vendor

Issuer

The Company

Number of New Shares

715,000,000 New Shares, representing approximately 15.36% of the existing issued share capital of the Company and approximately 13.32% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is to be equivalent to the Placing Price of HK$4.40, net of expenses in relation to the Placing and the issue of the New Shares (expenses offset by the amount of interest earned on the net proceeds of the Placing during the period from completion of the Placing up to completion of the Subscription). The aggregate expenses relating to this offering amount to approximately HK$86 million, including commissions, professional fees and other ancillary expenses.

General mandate to issue New Shares

The New Shares will be issued under the general mandate granted to the Directors pursuant to a resolution passed by the shareholders of the Company on May 22, 2003.

Ranking

The New Shares, when fully paid, will rank pari passu in all respects with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Conditions

The Subscription by the Vendor of the New Shares is conditional upon:

(a)	completion of the Placing;

(b)	the granting of the listing of, and permission to deal in, such New Shares by the Listing Committee of the Stock Exchange; and

(c)	confirmation being received from the Takeovers Executive or the Takeovers and Mergers Panel that:

(i) no general offer obligation on the part of the Vendor or parties acting in concert with it for the purposes of the Takeovers Code will arise under Rule 26 of the Takeovers Code as a result of the completion of the Subscription Agreement; and

(ii) following the Placing and completion of the Subscription, the Vendor and parties acting in concert with it shall be deemed for the purposes of the Takeovers Code to have a lowest percentage holding equal to whichever is the lower of (A) the lowest percentage holding which such persons had during the twelve month period prior to the Placing and (B) the percentage holding which they have immediately after the Placing and the subscription of the New Shares.

Condition (c) above cannot be waived without compliance with the requirements of the Takeovers Code, including appropriate confirmation of adequate financial resources.

Completion of the Subscription

Subject to fulfillment of the conditions to the Subscription, completion of the Subscription will take place at a time to be fixed between the Vendor and the Company and in any event within 48 hours following the receipt by the Vendor of written confirmation that the conditions to the Subscription have been satisfied. In the event that the conditions are not fulfilled or (in the case of condition (c)) waived by the Vendor (except condition (c) above which cannot be waived except as described above) on or before the date which is 14 days following the date of the Placing Agreement being July 31, 2003 (or such later date as may be agreed between the Vendor and the Company whereupon the Subscription under the Subscription Agreement will constitute a connected transaction under the Listing Rules), then the Subscription Agreement and all rights and obligations thereunder will cease and terminate. If the Subscription is not completed within 14 days after the date of the Subscription Agreement, shareholders’ approval from the independent shareholders of the Company will be required. An appropriate announcement will be made on this accordingly.

Lock-up

In addition to the undertakings referred to under “Placing Agreement - Lock-up” above, the Vendor has undertaken to the Company that it will not sell or otherwise dispose of any of the New Shares on or before the date which is six months after the date of the Subscription Agreement.

Applications to the SFC and the Stock Exchange

Application has been made to the SFC for a waiver under Note 6 of the Notes from Dispensations of Rule 26 of the Takeovers Code and confirmation of lowest percentage holding in order to fulfill condition (c) referred to above. The combined Concert Parties’ holdings will be reduced below 30% prior to completion of the Subscription described above, and then will be increased to 31.73% upon completion of the Subscription. In the absence of obtaining such a waiver from the SFC, a general offer obligation would arise under Rule 26 of the Takeovers Code. Application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the New Shares.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings of the Vendor (and its Concert Parties) in the Company before and after the Placing and the Subscription are summarised as follows:

	At present		Immediately after Completion of the Placing but before Subscription (Note)		Immediately after Completion of the Placing and Subscription (Note)

	No. of Shares	%	No. of Shares	%	No. of Shares	%

Vendor	1,526,773,302	32.81%	811,773,302	17.44%	1,526,773,302	28.44%

Pacific Century
Diversified
Limited	156,481,424	3.36%	156,481,424	3.36%	156,481,424	2.91%

Pacific Century
Group Holdings
Limited	20,354,286	0.44%	20,354,286	0.44%	20,354,286	0.38%

Total Vendor and
its Concert
Parties	1,703,609,012	36.61%	988,609,012	21.24%	1,703,609,012	31.73%

Note: The figures assume that other than the New Shares, no Shares are issued or purchased by the Company and other than the Placing Shares, no Shares are sold or purchased by the Vendor and its Concert Parties, in each case after the date of this announcement up to the date of the completion of the Subscription.

The Placing will result in adjustments to the conversion prices of the following bonds issued by the Company’s subsidiaries:

  US$1,100,000,000 3.5% Guaranteed Convertible Bonds due 2005 - the adjustments under these Bonds will reduce the conversion price from US$5.0415 to approximately US$4.9805 per share.

  US$450,000,000 1% Guaranteed Convertible Bonds due 2007 - the adjustments under these Bonds will reduce the conversion price from HK$13.75 to approximately HK$13.58 per share.

These adjustments will take effect on issue of the New Shares. The Placing will not result in any adjustment to the exercise prices of any share options of the Company.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The principal activities of the Company are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region; investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

The Directors consider that the Placing and the Subscription will strengthen the capital base of the Company and will further the Company’s previously stated goals of continuing to reduce its debt levels and to improve its credit fundamentals. Attaining such goals would be consistent with the Company’s stated objective of moving towards payment of a dividend. As stated in March 2003 when the Company reported its audited consolidated results for 2002, the Company’s objective remains to pay a dividend in the medium term. To do so the Company must continue to make significant progress towards further debt reduction and achieving the desired ‘A’ credit rating for PCCW-HKT Telephone Limited. The Company estimates that the net proceeds of the Subscription will amount to approximately HK$3,060 million. The Company intends to use the net proceeds from the Subscription for debt repayment purposes.

At the request of the Company, the Shares were suspended from trading on the Stock Exchange from 9:30 a.m. on July 17, 2003 and application has been made to the Stock Exchange for resumption of trading from 9:30 a.m. on July 18, 2003.

DEFINITIONS

“Citigroup Global Markets”	:	Citigroup Global Markets Asia Limited
or “Placing Agent”

“Company”	:	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

“Concert Parties”	:	Pacific Century Diversified Limited, a company incorporated in the Cayman Islands with limited liability, holding 3.36% of the issued share capital of the Company

Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, holding 0.44% of the issued share capital of the Company

“Director(s)”	:	the director(s) of the Company

“HK$”	:	Hong Kong Dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	:	the Rules Governing the Listing of Securities on the Stock Exchange

“New Shares”	:	the new Shares to be subscribed by the Vendor under the Subscription Agreement

“Placing”	:	the placing of the Placing Shares by Citigroup Global Markets on behalf of the Vendor pursuant to the Placing Agreement

“Placing Agreement”	:	the placing agreement entered into on July 17, 2003 between the Vendor, the Company and Citigroup Global Markets in relation to the Placing

“Placing Price”	:	HK$4.40 per Placing Share

“Placing Shares”	:	the 715,000,000 Shares currently owned by the Vendor and to be placed under the Placing

“PRC”	:	the People’s Republic of China

“SFC”	:	the Securities and Futures Commission of Hong Kong

“Share(s)”	:	ordinary share(s) of nominal value of HK$0.25 each in the capital of the Company

“Stock Exchange”	:	The Stock Exchange of Hong Kong Limited

“Subscription”	:	the subscription for the New Shares by the Vendor pursuant to the Subscription Agreement

“Subscription Agreement”	:	the subscription agreement entered into on July 17, 2003 between the Vendor and the Company in relation to the Subscription

“Subscription Price”	:	an amount equal to the price per Share of each of the Placing Shares, net of expenses in relation to the Placing and the issue of the New Shares (but after reducing such expense by the amount of interest earned on the net proceeds of the Placing during the period from completion of the Placing up to completion of the Subscription).

“Takeovers Code”	:	the Hong Kong Code on Takeovers and Mergers

“Takeovers Executive”	:	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director

“Vendor”	:	Pacific Century Regional Developments Limited, a company incorporated in Singapore with limited liability and the controlling shareholder of the Company, holding 32.81% of the issued share capital of the Company

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 17, 2003

The directors of the Company (other than Li Kwok Po, David who cannot be contacted as at the date of this announcement as he is not in Hong Kong and the Company has been unable to contact him by phone) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement herein misleading.

This announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in Hong Kong, the United States or certain other jurisdictions in the absence of registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and its management, as well as financial statements.

ITEM 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PCCW Limited (the “Company”) announces that on July 18, 2003, Pacific Century Diversified Limited, a company controlled by Li Tzar Kai, Richard (chairman and chief executive of the Company), acquired 10,724,000 shares in the Company.

The Company has noted the recent decrease in price and the increase in trading volume of the shares of the Company and wishes to state that, apart from the foregoing, and the announcement of the Company dated July 17, 2003 in relation to the placing of existing shares and subscription for new shares, the Company is not aware of any reasons for such movements.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

On July 18, 2003, Pacific Century Diversified Limited, a company controlled by Li Tzar Kai, Richard (chairman and chief executive of the Company), acquired 10,724,000 shares in the Company.

The Company has noted the recent decrease in price and the increase in trading volume of the shares of the Company and wishes to state that, apart from the foregoing, and the announcement of the Company dated July 17, 2003 in relation to the placing of existing shares and subscription for new shares, the Company is not aware of any reasons for such movements.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 18, 2003